Exhibit 99.1

Press Release

CHC ANNOUNCES FIRST QUARTER RESULTS

Wednesday, September 13th, 2006, Vancouver, British Columbia, Canada: CHC Helicopter Corporation (the “Company”) (TSX: FLY.A and FLY.B; NYSE: FLI) today announced unaudited financial results for the three months ended July 31, 2006.

	Financial Highlights
	(in millions of Canadian dollars, except per share amounts)
		Three Months Ended
		July 31,	July 31,
CHC Helicopter		2006	2005
Corporation	Revenue	$266.1	$247.0
	Operating income	28.7	34.3
T 604.276.7500	Net earnings	8.8	19.2
F 604.232.8341
	Per share information
www.chc.ca	Diluted
	Weighted average number of shares	46.2	46.1
	Net earnings	0.19	0.42

Highlights

The Company continues to aggressively expand its fleet to meet current and future contractual agreements. Revenue increased during the first quarter by $41.4 million, excluding the impact of foreign exchange ("FX"). However, the quarter's results have been affected by the cost of  the Company's unprecedented addition of 19 aircraft to its fleet, resulting in a fleet increase of 34 aircraft compared to the first quarter of last year. Furthermore, foreign exchange has also had a significant impact on the Company's earnings growth.

As a result of this rapid fleet expansion, the Company experienced significant aircraft introduction costs which consist of recruitment and training, crew duplication and overtime, mobilization costs, and pre-deployment lease and interest costs. There is a timing difference between when these introduction costs are incurred and when an aircraft begins flying and generating revenue, resulting in a significant reduction in earnings during this introduction period. During the first quarter, very few of the 19 new aircraft earned revenue while approximately $3.5 million of introduction costs and approximately $2.0 million of lease and interest costs were expensed to prepare these aircraft for deployment in fiscal 2007. These introduction costs were particularly high in Europe where several aircraft, including new aircraft types, were added to the fleet.

In addition, substantial costs were expensed in the first quarter in the European Operations and Heli-One segments related to scheduled and unscheduled maintenance requirements on newly introduced aircraft, aircraft being modified for current and future contracts and older aircraft on which unscheduled maintenance work was required. These costs totalled approximately $2.7 million, consisting of $2.4 million in operating costs and $0.3 million of lease and interest costs.

During the first quarter, the Company continued to be negatively impacted by the strengthening Canadian dollar, consistent with previously reported quarters. Revenue was negatively impacted by FX of approximately $22.3 million.

During the first quarter, consolidated revenue increased by $41.4 million or 17% over the same period last year, excluding the negative impact of FX. Revenue increased in all operating segments with Global Operations experiencing a 33% revenue growth this quarter, excluding FX. Flying hours in the first quarter increased by 3,767 hours (9%) over the same period last year and by 4,015 hours (10%) from the fourth quarter of last year.

The first quarter was a strong quarter for Global Operations, with increases in revenue and segment EBITDAR of $25.0 million and $12.4 million, respectively, from the same period last year, excluding the negative impact of FX. Global Operations has added 13 new aircraft to its fleet compared to the first quarter of last year, which is partially offset by aircraft returned to Heli-One for re-deployment. The addition of new aircraft is a major contributing factor to the increases in revenue and segment EBITDAR in the Global Operations segment.

Net earnings for the first quarter were $8.8 million ($0.19 per share, diluted), a decrease of $10.4 million from the first quarter last year. Major items impacting current year first quarter earnings are (all amounts are pre-tax in millions, except per share amounts, which are after-tax):

•
Aircraft introduction costs of approximately $5.5 million ($0.09 per share, diluted) in support of future growth, primarily in the European Operations segment. This $5.5 million consisted of $3.5 million in operating costs and $2.0 million in lease and interest costs.

•	Costs incurred of approximately $2.7 million ($0.04 per share, diluted) relating to scheduled and unscheduled maintenance in the European Operations and Heli-One segments.
•	Severance costs of approximately $0.5 million ($0.01 per share, diluted) relating to crews in Europe.
•	Costs incurred of approximately $1.2 million ($0.02 per share, diluted) relating to the SOX Section 404 internal control implementation project.
•	Costs of approximately $1.6 million ($0.03 per share, diluted) associated with the departure of a former executive of the Company.
•	Lease expense increases of approximately $5.3 million ($0.08 per share, diluted) as a result of additional leased aircraft and higher interest rates on floating and fixed rate operating leases.

•
Interest expense increases of approximately $1.5 million ($0.02 per share, diluted) primarily as a result of higher debt levels related to investment in fleet and working capital, net of the benefit of FX.

•
A negative FX impact on operating income of approximately $1.9 million ($0.03 per share, diluted) due to the strengthening of the Canadian dollar in relation to the functional currencies of the Company’s subsidiaries.

•	Foreign exchange losses of approximately $2.6 million ($0.04 per share, diluted) on foreign currency denominated monetary items.
•
Approximately $1.5 million ($0.02 per share, diluted) of previously deferred foreign exchange losses in the Company’s currency translation adjustment account recognized as a result of the settlement of inter-company debt denominated in foreign currencies and designated as part of the Company’s net investment in self-sustaining foreign subsidiaries.

•	A decrease in equity earnings of approximately $3.0 million ($0.05 per share, diluted) due to the sale of equity investments in the second and third quarters of last year.

Offset by:

•	The reversal of restructuring accruals of approximately $2.1 million ($0.03 per share, diluted).
•	The reversal of a provision of approximately $3.7 million ($0.06 per share, diluted) on trade receivables that have been settled.

Subsequent to the first quarter:

•
Heli-One, an operating subsidiary of the Company, announced the establishment of a new helicopter maintenance, repair and overhaul facility at Boundary Bay Airport in Delta, BC, Canada. Heli-One will establish a 235,000 square-foot facility including aircraft hangar, workshops and office space, with completion expected in October 2007. This new facility will support a wide range of components, engines and aircraft types including AgustaWestland, Bell, Eurocopter, and Sikorsky. The Company will invest approximately $30 million in establishing the facility, which will allow Heli-One to provide total helicopter support and improved efficiency for the rapidly expanding fleet and for third-party customers around the world.

•
Heli-One was awarded a new contract for the leasing of one new Bell 412EP helicopter, plus maintenance services, to Aeroservicios Especializados S.A. (“ASESA”) to June 30, 2008. This contract is expected to generate approximately $3.7 million in revenue. This aircraft is being operated on behalf of PEMEX, the national petroleum company of Mexico.

•
Heli-One was awarded a contract from Airod Sdn. Bhd. to support the installation of the Smiths SN502 Autopilot System into six Sikorsky S-61A helicopters owned and operated by the Royal Malaysian Air Force (RMAF). The three-year contract commences immediately, with total revenues over the contract period estimated at approximately $13.3 million.

For a complete overview of results, including Management’s Discussion and Analysis, and Unaudited Consolidated Interim Financial Statements and Notes thereto, please visit the CHC website at http://www.chc.ca/investor_financialreports.php.

Investor Conference Call

The Company’s first quarter conference call and webcast will take place Thursday, September 14, 2006 at 10:30 a.m. EDT. To listen to the conference call, dial 416-644-3432 for local and overseas calls, or toll-free 1-866-250-4665 for calls from within North America. To hear a replay of the conference call, dial 416-640-1917 and enter passcode “21202367#”.

The financial results and a live webcast of the conference call will be available at www.chc.ca. The webcast is also available through Canada Newswire at www.cnxmarketlink.com.

CHC Helicopter Corporation is the world’s largest provider of helicopter services to the global offshore oil and gas industry with aircraft operating in more than 30 countries.

For further information, please contact:

Rick Davis Chief Financial Officer 604-279-2471 or 778-999-0314

Chris Flanagan Director of Communications 604-279-2493

If you wish to be added to the Company's news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

This document may contain projections and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they may involve risks and uncertainties including, but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of the Company with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian securities regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein. Should one or more of these risks or uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual outcomes may vary materially from those indicated. The Company disclaims any intentions or obligations to update or revise any forward-looking information, whether as a result of new information or otherwise, except in accordance with applicable securities laws.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Three Months Ended July 31, 2006

This management’s discussion and analysis (“MD&A”) may contain projects and other forward-looking statements within the meaning of the “safe harbour” provision of the United States Private Securities Litigation Reform Act of 1995. While these projections and other statements represent our best current judgment, they are subject to risks and uncertainties including but not limited to, factors detailed in the Annual Report on Form 20-F and in other filings of CHC Helicopter Corporation (“the Company”) with the United States Securities and Exchange Commission and in the Company’s Annual Information Form filed with Canadian securities regulatory authorities. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections in the forward-looking information herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

This MD&A and the accompanying unaudited consolidated interim financial statements and notes thereto should be read in conjunction with the Company’s Audited Consolidated Financial Statements, related notes thereto, and MD&A for the year ended April 30, 2006 as set forth in the Company’s Annual Report (the “2006 Annual Filings”).

All information reflected herein is expressed in Canadian dollars unless otherwise noted and is prepared by management in accordance with Canadian generally accepted accounting principles and in accordance with generally accepted accounting principles in the United States except as described in Note 13 to the Company’s unaudited consolidated interim financial statements to which this MD&A relates.

Additional information regarding the Company, including copies of the Company’s continuous disclosure material such as the Company’s Annual Information Form, is available on the Company’s website at http://www.chc.ca or through the SEDAR website at www.sedar.com.

This MD&A has been prepared as at September 13, 2006.

Overview of Results

The Company continues to aggressively expand its fleet to meet current and future contractual agreements. Revenue increased during the first quarter by $41.4 million, excluding the impact of foreign exchange (“FX”). However, the quarter’s results have been affected by the cost of the Company’s unprecedented addition of 19 aircraft to its fleet, resulting in a fleet increase of 34 aircraft compared to the first quarter of last year. Furthermore, foreign exchange has also had a significant impact on the Company’s earnings growth.

As a result of this rapid fleet expansion, the Company experienced significant aircraft introduction costs which consist of recruitment and training, crew duplication and overtime, mobilization costs, and pre-deployment lease and interest costs. There is a timing difference between when these introduction costs are incurred and when an aircraft begins flying and generating revenue, resulting in a significant reduction in earnings during the introduction period. During the first quarter, very few of the 19 new aircraft earned revenue while approximately $3.5 million of introduction costs and approximately $2.0 million of lease and interest costs were expensed to prepare these aircraft for deployment in fiscal 2007. These introduction costs were particularly high in Europe where several aircraft, including new aircraft types, were added to the fleet.

In addition, substantial costs were expensed in the first quarter in the European Operations and Heli-One segments related to scheduled and unscheduled maintenance requirements on newly introduced aircraft, aircraft being modified for current and future contracts and older aircraft on which unscheduled maintenance work was required. These costs totalled approximately $2.7 million, consisting of $2.4 million in operating costs and $0.3 million of lease and interest costs.

During the first quarter, revenue increased in all operating segments, excluding the negative impact of FX. Flying hours increased by 3,767 hours (9%) over the same period last year and by 4,015 hours (10%) from the fourth quarter of last year. Segment EBITDAR increased significantly in the Global Operations segment primarily due to an increase in revenue and increased margins on higher activity. European Operations experienced growth in flying hours and continues to see high demand across all European units. Investments made in the introduction of new aircraft and the unavailability of aircraft resulting from scheduled and unscheduled maintenance activities resulted in a significant decline in segment EBITDAR for European Operations compared to the same period last year. Heli-One experienced a decrease in segment EBITDAR as a result of the high volume of internal maintenance requirements, primarily to address European Operations’ aircraft availability issues.

Net earnings for the three months ended July 31, 2006 were $8.8 million ($0.19 per share, diluted) on revenue of $266.1 million as compared to $19.2 million ($0.42 per share, diluted) on revenue of $247.0 million for the same period last year.

Major items impacting the first quarter’s earnings included (all amounts are pre-tax):

•
Aircraft introduction costs of approximately $5.5 million incurred to support future growth, primarily in the European Operations segment. This $5.5 million consisted of $3.5 million in operating costs and $2.0 million in lease and interest costs;

•	Costs incurred of approximately $2.7 million relating to scheduled and unscheduled maintenance activities in the European Operations and Heli-One segments;

•	Severance costs of approximately $0.5 million relating to crews in Europe;

•	Costs of approximately $1.2 million relating to the SOX Section 404 internal control implementation project;

•	Costs of approximately $1.6 million associated with the departure of a former executive of the Company;

•	Lease expense increases of approximately $5.3 million as a result of additional leased aircraft and higher interest rates of floating and fixed rate operating leases;

•	Interest expense increases of approximately $1.5 million due to higher debt levels primarily to support the Company’s investment in its fleet and working capital;

•
A negative FX impact (net of hedging gains) on operating income of approximately $1.9 million due to the strengthening of the Canadian dollar in relation to the functional currencies of the Company’s subsidiaries; and

•	Foreign exchange losses of approximately $2.6 million on the translation of foreign currency denominated monetary items;

•
Foreign exchange losses, previously deferred in the Company’s currency translation adjustment account of approximately $1.5 million, realized as a result of the settlement of inter-company debts, denominated in foreign currencies and designated as part of the Company’s net investments in self-sustaining foreign operations;

•	A decrease in equity earnings of $3.0 million due to the sale of equity investments in the second and third quarters of last year.

Offset by:

•	Increased revenue of approximately $41.4 million offset by an unfavourable FX impact of $22.3 million, primarily from flying operations;

•	Reversal of restructuring accruals of approximately $2.1 million; and

•	Reversal of a provision of approximately $3.7 million on trade receivables that have been settled.

Significant Events

Building for the Future

As the Company looks to the future, it recognizes that the key to success is to continue to expand and renew the Company’s fleet. The Company is adding aircraft at an unprecedented rate, with 19 aircraft added in the first quarter of the current year. However, this growth is not without a significant short-term impact. The cost of introducing new aircraft and new aircraft types to the fleet is considerable. There is a timing difference between when these costs are incurred and when an aircraft begins flying and generating revenue. This timing difference results in a significant reduction in earnings during this introduction period. Depending on the circumstances, aircraft introduction costs may be incurred for up to 18 months before the aircraft begins earning revenue.

The following table is an illustrative model depicting the impact on segment EBITDAR and segment EBITDA of a series of new aircraft introductions. During a period of growth in the number of aircraft being introduced, the constantly increasing level of aircraft introduction costs can overshadow positive segment EBITDAR benefits from previous aircraft introductions. The full segment EBITDAR impact of the fleet expansion may not be seen until the pace of aircraft additions is reduced.

The illustrative model assumes that the average cost (excluding interest and/or lease cost) of introducing an aircraft is approximately $0.5 million. Once an aircraft is deployed, the average annual segment EBITDAR increase is approximately $1.9 million per aircraft. The introduction of new aircraft has an even greater impact on segment EBITDA and net earnings as a result of lease and interest costs on aircraft deposits and the final purchase prior to aircraft deployment.

The short-term negative impact on segment EBITDAR, segment EBITDA and net earnings is more than offset by the future realization of the investment in fleet. Without investment now, growth in segment EBITDAR, segment EBITDA and net earnings in the future could not be realized.

Restructuring

During the three months ended July 31, 2006, the Company reversed $2.1 million of previously expensed restructuring costs as the liability was determined no longer necessary. During the three months ended July 31, 2005, the Company expensed restructuring costs of $3.7 million in connection with restructuring activities. The Company has realized significant cost savings as a result of the restructuring initiatives completed in the previous year, primarily in Europe. These savings were offset in the first quarter by rapid growth in the Global Operations segment, development of Heli-One maintenance and global distribution facilities and costs related to corporate SOX compliance. Divisional and corporate support costs are decreasing as a percentage of revenue as the Company continues to grow.

Flying Revenue and Hours

The Company derives its flying revenue from two primary types of contracts. Approximately 47% (2006 - 51%) of the Company’s first quarter flying revenue was derived from hourly charges and the remaining 53% (2006 - 49%) was generated by fixed monthly charges. Because of the significant fixed component, a change in flying hours may not result in a proportionate change in revenue. While flying hours may not correlate directly with revenue, they remain a good measure of activity levels.

The following table provides a quarterly summary of the Company’s flying hours and number of aircraft utilized for the past eight quarters. The number of aircraft in Heli-One has increased due to the addition of seven aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and the addition of aircraft to the fleet that are leased to third-parties. Of the 44 aircraft in the Heli-One fleet, 24 aircraft are externally leased to third-parties.

Flying Hours by Quarter
	Flying Hours			Number of Aircraft
Period	Global Operations	European Operations	Total	Global Operations	European Operations	Heli-One
Q2-2005	16,364	24,028	40,392	114	80	13
Q3-2005	17,070	22,927	39,997	122	79	13
Q4-2005	16,778	22,183	38,961	121	81	13
Q1-2006	16,262	23,713	39,975	127	77	14
Q2-2006	17,042	25,968	43,010	128	71	27
Q3-2006	18,854	23,764	42,618	131	72	27
Q4-2006	17,701	22,026	39,727	131	72	30
Q1-2007	19,502	24,240	43,742	132	76	44

The following table provides year-to-date information on flying revenue mix by segment (without adjusting for the impact of FX) and in total by aircraft type for fiscal 2007 and 2006.

	Flying Revenue Mix
	(in thousands of Canadian dollars)
	Three Months Ended July 31, 2006					Three Months Ended July 31, 2005
	Heavy	Medium	Light	Fixed wing	Total	Heavy	Medium	Light	Fixed wing	Total
Global Ops	$17,542	$54,837	$126	$11,683	$84,188	$17,027	$48,818	$965	$6,410	$73,220
European Ops	92,982	34,638	-	-	127,620	95,937	32,293	-	-	128,230
Total Flying
Revenue	$110,524	$89,475	$126	$11,683	$211,808	$112,964	$81,111	$965	$6,410	$201,450
Total %	52%	42%	0%	6%	100%	56%	40%	1%	3%	100%

The following table provides year-to-date information on the hourly and fixed flying revenue by segment (without adjusting for the impact of FX) for fiscal 2007 and 2006.

	Flying Revenue - Hourly vs. Fixed
	Three Months Ended July 31
	(in thousands of Canadian dollars)
	Hourly		Fixed		Total
	2006	2005	2006	2005	2006	2005
Global Operations	$25,300	$23,098	$58,888	$50,122	$84,188	$73,220
European Operations	74,490	79,768	53,130	48,462	127,620	128,230
Total	$99,790	$102,866	$112,018	$98,584	$211,808	$201,450
% of Total	47%	51%	53%	49%	100%	100%

The following table provides year-to-date information on segment flying revenue (without adjusting for the impact of FX) by industry sector for fiscal 2007 and 2006.

	Flying Revenue - By Industry Sector
	Three Months Ended July 31
	(in thousands of Canadian dollars)
	Global Operations		European Operations		Total
	2006	2005	2006	2005	2006	2005
Oil & Gas	$65,514	$57,015	$120,723	$117,890	$186,237	$174,905
EMS/SAR[1]	11,496	11,591	6,897	6,049	18,393	17,640
Other	7,178	4,614	-	4,291	7,178	8,905
Total	$84,188	$73,220	$127,620	$128,230	$211,808	$201,450

[1]	Emergency medical services and search and rescue services.

The Company regularly compares its activity levels against available industry data. Aberdeen Airport Ltd. in the UK reports monthly helicopter passenger traffic for all helicopter operations in Aberdeen, Scotland, which is the Company’s largest base (accounting for approximately 25% of total European Operations revenue) as measured by the number of aircraft and revenue. The following table provides a quarterly summary of all helicopter passenger traffic at Aberdeen Airport from fiscal 2003 to fiscal 2007.

Helicopter passenger activity this quarter has increased 7% from the same period in fiscal 2006. This 7% increase is greater than the flying hour increase experienced by the European Operations segment in the first quarter primarily due to the loss of a contract in Norway in the prior year and reduced flying hours as a result of reduced availability of aircraft due to maintenance requirements, partially offset by new customer contracts. Flying hours have increased by 2% over the same quarter of the prior year in the European Operations segment due to the start-up of new contracts, partially offset by reduced activity from expired contracts. This table highlights the seasonality in activity levels from quarter to quarter.

Aberdeen Airport - Helicopter Passengers
Year Ended April 30
	2007	2006	2005	2004	2003
Q1	123,542	115,696	102,228	101,757	116,102
Q2		120,813	104,715	95,227	112,449
Q3		113,743	95,896	87,588	92,918
Q4		114,684	101,132	89,975	92,686
	123,542	464,936	403,971	374,547	414,155
Source: Aberdeen Airport Ltd.

Review of Segment Revenue, EBITDAR and Operating Income

Comparative Figures for Segmented Reporting

The following table provides first quarter external revenue, segment EBITDAR and operating income variance analysis between fiscal 2007 and 2006. The numbers in this analysis are referred to in the review of each operating segment that follows the table.

Segment Revenue from External Customers - Variance Analysis (in thousands of Canadian dollars)
	First Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended July 31, 2005	$75,956	$133,594	$37,430	$54	N/A	$247,034
Foreign exchange impact[1]	(9,143)	(9,753)	(3,416)	(7)	N/A	(22,319)
Revenue increase (decrease)	25,034	9,053	7,277	50	N/A	41,414
Three months ended July 31, 2006	$91,847	$132,894	$41,291	$97	N/A	$266,129
Total revenue increase (decrease)	$15,891	$(700)	$3,861	N/A	N/A	$19,095
% increase (decrease)	20.9%	(0.5%)	10.3%	N/A	N/A	7.7%
% increase excluding FX	33.0%	6.8%	19.4%	N/A	N/A	16.8%

Segment EBITDAR[2] Variance Analysis (in thousands of Canadian dollars)
	First Quarter
	Global Operations	European Operations	Heli-One	Corporate & Other	Inter-segment Eliminations	Total
Three months ended July 31, 2005	$20,351	$26,912	$62,787	$(6,032)	$(36,354)	$67,664
Foreign exchange impact[1]	(2,743)	(1,949)	(1,428)	111		(6,009)
Segment EBITDAR increase (decrease)	12,408	(2,158)	(439)	(4,067)	(5,479)	265
Three months ended July 31, 2006	$30,016	$22,805	$60,920	$(9,988)	$(41,833)	$61,920
Segment EBITDAR margin[3]
- Last year	26.8%	20.1%	49.7%	N/A	N/A	27.4%
- This year	32.7%	17.2%	44.4%	N/A	N/A	23.3%
Total Segment EBITDAR increase (decrease)	$9,665	$(4,107)	$(1,867)	$(3,956)	$(5,479)	$(5,744)
% increase (decrease)	47.5%	(15.3%)	(3.0%)	(65.6%)	N/A	(8.5%)
% increase (decrease) excluding FX	61.0%	(8.0%)	(0.7%)	(67.4%)	N/A	0.4%

Segment Operating Income Variance Analysis (in thousands of Canadian dollars)
	First Quarter
	Global Operations	European Operations	Heli-One	Corporate &other	Inter-segment Eliminations	Total
Three months ended July 31, 2005	$(604)	$7,114	$36,088	$(8,293)	N/A	$34,305
Foreign exchange impact[1]	(2,004)	(1,051)	668	506	N/A	(1,881)
Operating income increase (decrease)	9,279	(6,366)	(5,410)	(1,188)	N/A	(3,685)
Three months ended July 31, 2006	$6,671	$(303)	$31,346	$(8,975)	N/A	$28,739
Total operating income increase (decrease)	$7,275	$(7,417)	$(4,742)	$(682)	N/A	$(5,566)
% increase (decrease)	1204.5%	(104.3%)	(13.1%)	(8.2%)	N/A	(16.2%)
% increase (decrease) excluding FX	1536.3%	(89.5%)	(15.0%)	(14.3%)	N/A	(10.7%)

[1]	Includes both translation and transaction FX impact (see discussion under Foreign Currency).
[2]	See Note 3 to the unaudited consolidated interim financial statements enclosed.
[3]	Segment EBITDAR as a percent of revenue from external customers, except for the Heli-One segment, which is a percent of total revenue.

Divisional Review

Global Operations

The first quarter was another strong quarter for Global Operations, with increases in revenue and segment EBITDAR from the same period in the prior year and from the fourth quarter of last year, despite the negative impact of FX. Global Operations has added 13 aircraft to its fleet compared to the first quarter of last year which is partially offset by aircraft returned to Heli-One for re-deployment. The addition of new aircraft is a major contributing factor to the increases in revenue and segment EBITDAR. Revenue from the Global Operations segment for the three months ended July 31, 2006 was $91.8 million, an increase of $15.9 million from the same period last year. This increase was attributable to revenue growth of $25.0 million, partially offset by an unfavourable FX impact of $9.1 million. The revenue increase was primarily the result of increased flying revenue of $17.0 million (excluding FX) from new and expanded contracts in Vietnam, Malaysia, Nigeria and Canada in addition to ad hoc work in Africa and rate increases on a number of existing contracts. The increase is also due to an increase in fixed wing activity in Nigeria of approximately $2.0 million as a result of additional aircraft operating in that jurisdiction as compared to the first quarter of last year. Flying hours in the Global Operations segment have increased by 3,240 hours in the first quarter compared to the same period last year and 1,801 hours compared to the fourth quarter of last year.

Segment EBITDAR for the three months ended July 31, 2006 was $30.0 million, an increase of $9.7 million over the same period in the prior year. This increase was due to an increase in segment EBITDAR of $12.4 million, partially offset by an unfavourable FX impact of $2.7 million. Global Operations’ segment EBITDAR has increased 48% or 61%, excluding FX, over the same period last year. This increase is in line with revenue increases and is also attributable to an increase in segment EBITDAR margins from 27% in the same period last year to 33% in the first quarter of this year. Improved segment EBITDAR margins arose primarily due to rate increases, a reduction in the proportion of expatriate pilots and engineers required in Southeast Asia and the reversal of a $3.7 million provision on trade receivables that have been settled. During the first quarter, Global Operations expensed $1.3 million in aircraft introduction costs, which was consistent with costs incurred in the first quarter of last year.

Operating income for the three months ended July 31, 2006 was $6.7 million, an increase of $7.3 million from the same period last year comprised of an increase in operating income of $9.3 million, offset by an unfavourable FX impact of $2.0 million. The increase in operating income is primarily due to an increase in segment EBITDAR. This increase is partially offset by an increase in lease costs of $3.3 million due to an increase in the number and value of aircraft deployed by Global Operations compared to the same period last year.

Growth in the Global Operations segment is expected to continue as new opportunities develop in Brazil, Africa and Malaysia. In the prior fiscal year, the Company exercised its option to acquire an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (“BHS”) and provide, on an exclusive basis, operational expertise including safety management systems, maintenance procedures, technical support and flight standards. Closing is expected to take place in the second quarter of fiscal 2007. During the first quarter, the Company, through BHS, was awarded a new five-year contract for the provision of eight Sikorsky S76C+ helicopters in support of Petrobras’ operations in the Brazilian offshore sector.

At July 31, 2006 there were 132 aircraft operating in this segment, consisting of 22 heavy, 88 medium aircraft, four light and 18 fixed-wing.

European Operations

During the first quarter, European Operations continued to be negatively impacted by FX, most significantly on revenue. Revenue from the Company’s European Operations segment for the three months ended July 31, 2006 was $132.9 million, a decrease of $0.7 million from the same period last year. This change was attributable to an increase in revenue of $9.1 million offset by an unfavourable FX impact of $9.8 million. Revenue has increased due to an increase in flying hours as well as higher rates earned on new technically advanced aircraft. Flying hours increased by 527 hours over the same period last year and by 2,214 hours compared to the fourth quarter of last year due to flying hours on new customer contracts beginning in the first quarter of this year and the fourth quarter of last year including Marathon, Nexen, and Tullow Oil and an increase in flying hours on existing contracts with Maersk, Norsk Hydro and Statoil. The increases from these new and existing contracts were partially offset by the loss of a contract with bp in Norway in the prior year as well as a significant reduction in ad hoc flying revenue relating to scheduled and unscheduled aircraft maintenance.

Segment EBITDAR for the three months ended July 31, 2006 was $22.8 million, a decrease of $4.1 million from the same period last year. This decrease was primarily attributable to a decrease in segment EBITDAR of $2.2 million and an unfavourable FX impact of $1.9 million. During the first quarter, European Operations added three AgustaWestland AW139s and one Sikorsky S-92 aircraft to their fleet to meet the requirements of new and existing customer contracts. Aircraft introduction costs of approximately $2.1 million were expensed in the first quarter to recruit and train personnel for these new aircraft.

In addition, during the first quarter, European Operations experienced a higher than expected amount of aircraft down-time. This down-time partly related to scheduled modifications and maintenance activities on two Sikorsky S-92 and one AgustaWestland AW139 aircraft related to deferred modifications, which were not completed during the original entry to service because of the late arrival of the aircraft. Furthermore, three additional aircraft were taken off-line for modifications needed to satisfy current and future contractual requirements and four older aircraft were down due to unscheduled maintenance requirements. As a result, a total of ten aircraft were undergoing maintenance during the quarter causing considerable operational issues which resulted in a reduction in segment EBITDAR of $1.3 million. As well, the ability to perform ad hoc commercial flights was negatively impacted by reduced aircraft availability, resulting in a decrease in segment EBITDAR. Subsequent to the end of the first quarter, eight of the ten aircraft, including all new deliveries, were operational.

Operating income for the three months ended July 31, 2006 was $(0.3) million, a decrease of $7.4 million from the same period last year, primarily due to increased lease costs of $3.7 million, an unfavourable FX impact of $1.1 million and decreased segment EBITDAR (excluding FX). Lease costs have increased due to more expensive, technically advanced aircraft in the European Operations fleet including Sikorsky S-92 and AgustaWestland AW139 aircraft and one additional short-term leased aircraft required to partially substitute aircraft undergoing maintenance.

During the first quarter, European Operations was awarded the following:

•
A contract renewal by the Irish Minister of Transport for the continued provision of marine Search and Rescue (SAR) services in Ireland from July 2007 to July 2010, plus three option years. The contract is anticipated to generate revenue of approximately $74 million over the fixed three-year term.

•
A three-year contract and two five-year contracts by Statoil for the provision of helicopter services in the Norwegian Sea. These new contracts commence in mid-2007 and are anticipated to generate revenue of approximately $200 million over the fixed terms of the contracts.

•
A four-year contract renewal by Apache North Sea Limited for the provision of one Sikorsky S-92 helicopter, as well as Super Puma aircraft, in support of Apache’s offshore operations. The contract commences September 1, 2006.

At July 31, 2006 there were 76 aircraft operating in this segment, consisting of 47 heavy and 29 medium aircraft.

Heli-One

Heli-One’s revenue from third party customers increased during the first quarter despite the negative impact of FX and the inability to perform third-party maintenance work in order to address maintenance issues for the Company’s European Operations fleet. Revenue from external customers for the Heli-One segment for the three months ended July 31, 2006 was $41.3 million, an increase of $3.9 million from the first quarter of last year. The increase of $3.9 million was from revenue growth of $7.3 million partially offset by an unfavourable FX impact of $3.4 million. External revenues have increased due to new leasing and PBH contracts in Brazil, Malaysia, Mexico and the US and increased activity from external PBH customers. This increase is partially offset by a decrease in revenue of $0.9 million from the survival suit business due to a reduction in survival suit sales.

Internal revenues were $94.2 million, an increase of $5.2 million from the first quarter of last year primarily due to an increase in PBH and lease charges resulting from an increase in aircraft deployed by European Operations and Global Operations over the first quarter and fourth quarter of last year, partially offset by unfavourable FX. Internal lease charges were fixed at the beginning of fiscal 2006 in the flying division's functional currencies. These currencies have weakened against the Canadian dollar, therefore reducing Heli-One revenues by approximately $0.7 million for the quarter compared to the same period last year. Internal revenues are expected to grow as Global Operations and European Operations deploy more aircraft and increase flying activity.

Segment EBITDAR for the three months ended July 31, 2006 was $59.2 million, a decrease of $3.5 million from the first quarter of last year. The decrease is primarily due to an unfavourable FX impact of $1.4 million and reduced segment EBITDAR on external maintenance work. Due to the volume of internal maintenance requirements, primarily to address aircraft availability issues in the Company’s European Operations fleet, Heli-One deferred external maintenance work during the first quarter, resulting in a significant reduction in segment EBITDAR of $1.1 million. Due to the increase in the number of aircraft and aircraft types in the fleet, Heli-One incurred additional support and administrative costs of $1.5 million compared to the same period last year. Heli-One incurred costs in the quarter relating to the continued expansion of the helicopter fleet and helicopter support services. The number of aircraft in the Heli-One fleet has increased to 44 aircraft at July 31, 2006. This increase is primarily due to the addition of seven aircraft to the fleet that are not yet deployed in the flying operations as the aircraft are undergoing post-delivery modifications and the addition of aircraft to the fleet that are leased to third-parties. Of the 44 aircraft in the Heli-One fleet, 24 aircraft are leased to third-parties including customers in Brazil, Mexico and the US. These decreases in segment EBITDAR are partially offset by segment EBITDAR earned on increased revenue.

Operating income for the three months ended July 31, 2006 was $31.3 million, a decrease of $4.7 million from the same period last year. This decrease was primarily due to a decrease in segment EBITDAR, an increase in external lease charges of $4.4 million and an increase in amortization of $0.8 million. External lease costs for the first quarter were higher than the same period last year due to an increase in the percentage of leased aircraft in the fleet and an increase in the interest component of lease costs, partially offset by amortization of deferred gains on sale-leaseback transactions. These decreases were partially offset by a favourable FX impact of $0.7 million and the reversal of a $0.8 million restructuring accrual.

The Company continues to develop its Heli-One operations in anticipation of growth opportunities in this segment. Heli-One has committed to purchase 14 heavy and 32 medium aircraft, 21 of which are expected to be delivered by fiscal 2007 and the balance of the deliveries by fiscal 2008. The Company also has options to purchase up to 20 additional medium aircraft over the next five years. The Company expects that the majority of these aircraft will be used internally to support continued growth. Significant opportunities also exist from the continued development of Heli-One’s North American repair and overhaul facilities and subsequent to the first quarter, Heli-One announced the establishment of a new, 235,000 square-foot helicopter maintenance, repair and overhaul facility at Boundary Bay Airport in Delta, BC, Canada. This new facility will support a wide range of components, engines and aircraft types including AgustaWestland, Bell, Eurocopter and Sikorsky. The Company will invest approximately $30 million in establishing the facility to enhance Heli-One’s ability to provide total helicopter support and improve efficiency for the Company’s expanding fleet of aircraft, as well as third-party customers around the world. Completion of the facility is expected in October 2007.

During the first quarter, Heli-One was awarded the following contracts in Mexico:

•
The leasing of four Sikorsky S-76C+ helicopters, plus maintenance services, to Helicopteros Y Vehiculos Aereos Nacionales, S.A. de S.V. (“Helivan”) to December 31, 2007. This contract is expected to generate approximately $8.3 million in revenue; and

•	The leasing of one new Bell 412EP helicopter, plus maintenance services, to Helivan to February 28, 2010. This contract is expected to generate approximately $6.4 million in revenue.

Subsequent to the quarter, Heli-One was awarded a new contract for the leasing of one new Bell 412EP helicopter, plus maintenance services, to Aereoservicios Especializados S.A. (“ASESA”) to June 30, 2008. This contract is expected to generate approximately $3.7 million in revenue. All aircraft are being operated on behalf of PEMEX, the national petroleum company of Mexico.

Corporate and Other

Corporate and Other segment EBITDAR costs of $10.0 million in the three months ended July 31, 2006 increased $4.0 million from the same period last year. The increase in costs is primarily due to costs of approximately $1.6 million during the first quarter associated with the departure of a former executive of the Company and an increase in costs of $1.1 million in the first quarter compared to the same period last year relating to the Company's SOX Section 404 project. The Company expects continued increased costs throughout the year as this project progresses. In addition, there were increased costs of approximately $1.8 million related to forward contracts, travel and professional fees.

Financing Charges

Financing charges of $16.6 million were expensed in the first quarter, compared to $12.2 million expensed in the same period last year. The increase in the first quarter of $4.4 million relates primarily to:

•
A $1.5 million increase in interest on long-term debt relating to the Company’s investment in aircraft deposits, aircraft purchases, working capital and other capital asset additions made in the last twelve months;

•	A $2.0 million increase in foreign exchange losses due to the revaluation of foreign currency denominated monetary assets and liabilities; and

•
$1.5 million of previously deferred foreign exchange losses in the Company’s currency translation adjustment account recognized as a result of the settlement of inter-company debt, denominated in foreign currencies and designated as part of the Company’s net investment in self-sustaining foreign subsidiaries.

Income Taxes

Income tax expense on earnings from operations for the three months ended July 31, 2006 was $3.5 million compared to $6.1 million for the same period last year. The Company’s average effective tax rate, excluding restructuring costs or recoveries and other items, for the three months ended July 31, 2006 was 26.5% compared to 24.8% for the same period last year. The higher rate was primarily due to an increase in non-recoverable foreign withholding and other taxes.

Operating Activities

The Company generated $24.4 million of operating cash flow (before changes in non-cash working capital) in the three months ended July 31, 2006, a decrease of $15.6 million from the $40.0 million generated during the same period last year. This decrease is due primarily to a decrease in net earnings of $10.4 million.

The $28.0 million in non-cash working capital investment during the three months ended July 31, 2006 is primarily due to an increase in accounts receivable. Accounts receivable has increased in part due to the continued build-up of operating capability in BHS in Brazil and growth in the Company’s international customer base including Aero Contractors of Nigeria (“ACN”) where payment terms exceed other jurisdictions in which the Company operates. Subsequent to the end of the first quarter, approximately $20.0 million in accounts receivables were collected from ACN and BHS.

Net operating cash flow for the quarter was $(3.6) million, compared to $(15.8) million for the first quarter of last year.

Financing Activities

During the quarter the Company’s total net debt increased by $117.7 million including unfavourable FX of $8.1 million.

Change in Total Net Debt Position[1] During Q1- 2007 (in millions of Canadian dollars)
Opening balance, April 30, 2006	$598.6
Increase in net debt	109.6
Foreign exchange	8.1
Ending balance, July 31, 2006	$716.3
[1]	Net debt is comprised of total debt less cash and cash equivalents.

Financing activities generated cash of $112.1 million for the first quarter compared to $75.6 million for the same period last year. Long-term debt proceeds exceeded repayments by $116.5 million in the three months ended July 31, 2006, compared to $78.7 million in the same period last year. During the first quarter the Company paid a dividend of $4.3 million, compared to a $3.2 million payment in the same period last year.

Subsequent to the first quarter end, the Company agreed to terms for additional operating lease facilities. In addition to new aircraft deliveries, the Company has identified aircraft that it currently owns that will be leased under these and other facilities, and this combined with the recovery of aircraft deposits through financing arrangements will result in significant proceeds to support continued aircraft acquisitions in fiscal 2007 and beyond.

At July 31, 2006, the Company had unused capacity under its credit facilities of $94.8 million (April 30, 2006 - $147.1 million) and cash and cash equivalents of $34.2 million (April 30, 2006 - $26.3 million), for a total of $129.0 million (April 30, 2006 - $173.4 million).

Investing Activities

Cash used in investing activities was $101.5 million for the first quarter compared to $75.0 million used in the same quarter last year. Additions to property and equipment during the quarter totalled $202.2 million. This was comprised of (i) $171.3 million for the purchase of 21 aircraft; (ii) $1.8 million for aircraft modifications; (iii) $7.8 million related to buildings and other equipment; and (iv) $21.3 million related to investments in repairable parts to support new aircraft and aircraft types. Aircraft expenditures consisted of combined aircraft purchases of $205.8 million less the application of deposits of $34.5 million. The Company advanced new aircraft deposits of $4.9 million during the first quarter on a variety of aircraft. Capital expenditures for helicopter major inspections during the first quarter totalled $13.0 million. These expenditures were financed from net proceeds totalling $118.3 million, primarily from proceeds received on 14 sale-leaseback transactions.

Risks and Uncertainties

Except for the discussion contained elsewhere in this MD&A, there has been no significant change in the risks and uncertainties to the Company as outlined in the MD&A contained in the Company’s 2006 Annual Filings and as detailed in the Company’s 2006 Annual Information Form filed with Canadian Securities Administrators and in the Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

Foreign Currency

The Company’s reporting currency is the Canadian dollar. However, a significant portion of revenue and operating expenses are denominated in the reporting currencies of the Company’s principal foreign operating subsidiaries, which consist primarily of pound sterling, Norwegian kroner, US dollars, Australian dollars, South African rand and euros. In addition, certain revenue and operating expenses are transacted in currencies other than the reporting currencies of these subsidiaries. The FX impact on revenue and operating income is comprised of (i) foreign exchange on the translation of the financial results of the foreign subsidiaries into Canadian dollars (“translation impact”); and (ii) foreign exchange on the translation of foreign currency denominated transactions into the reporting currencies of the subsidiaries (“transaction impact”).

The total unfavourable FX impact on revenue for the three months ended July 31, 2006 was $22.3 million. This consisted of an unfavourable translation impact of $22.6 million and a $0.3 million favourable transaction impact.

The total unfavourable FX impact on operating income for the three months ended July 31, 2006 was $1.9 million. This consisted of an unfavourable translation impact of $1.6 million and an unfavourable transaction impact of $0.3 million

As at July 31, 2006, the Company’s total net debt was denominated (before currency swaps) in the following currencies:

	(Thousands)
Currency		Debt in Original Currency	Canadian Equivalent
Euro		€43,148	$62,280
Pound sterling		£7,521	15,892
U.S. dollar	US	$518,000	585,806
Canadian dollar		$86,538	86,538
Cash and cash equivalents (various currencies)			(34,195)
Total Net Debt			$716,321

Of the US $518.0 million of US dollar denominated debt at July 31, 2006, US $55 million, US $137 million and US $8 million were converted to £31 million, NOK 845million and NOK 50 million, respectively, through the use of currency swaps.

	Year-to-Date Average Foreign Exchange Rates
	July 31, 2006	July 31, 2005
USD - CAD	1.1172	1.2398
NOK - CAD	0.1805	0.1914
GBP - CAD	2.0688	2.2430
EUR - CAD	1.4189	1.5247

As the table above indicates, the Canadian dollar has strengthened significantly against all currencies listed.

Financial Instruments

The Company periodically enters into interest rate swaps, forward foreign exchange contracts, equity forward pricing agreements and other derivative instruments to hedge the Company’s exposure to interest rate risk, foreign currency exchange risk and stock price volatility in connection with its stock appreciation rights plans. The Company does not enter into derivative transactions for speculative or trading purposes.

During the period ended July 31, 2006 the Company continued its designation of its US $400 million 7⅜% senior subordinated notes and related forward foreign exchange contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands and Norway. The Company also has designated other pound sterling, euro and US dollar denominated debt as hedges of its net investments in its self-sustaining operations in the UK, the Netherlands, and Canada respectively. As a result of these effective hedging relationships, revaluation gains and losses on debt, the net investments and forward foreign exchange contracts are offset in the cumulative translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

The Company has also entered into foreign currency forward contracts to reduce its exposure to currency fluctuations. These derivatives were designated as effective hedges of anticipated foreign currency revenues or expenses for certain of its operations.

Fleet

At July 31, 2006 the Company’s fleet consisted of 156 owned aircraft and 96 aircraft under operating leases. 76 of these aircraft are deployed in European Operations with the remaining 176 deployed throughout the world.

The following table outlines the changes in the Company’s fleet during the first quarter of fiscal 2007:

Fleet Summary

Fleet Summary
	Heavy	Medium	Light	Fixed Wing	Total	Owned	Operating Lease
Fleet at April 30, 2006	82	124	9	18	233	151	82
Increases (decreases) during the period:
Lease of S76A+		1			1		1
Lease of AS365N2		1			1		1
Purchase of AS332L2	1				1	2	(1)
Purchase of AS365N3		2			2	2
Purchase of Bell 412EP		1			1	1
Purchase of S76B		1			1	1
Purchase of S76C+		1			1	1
Purchase of S92	2				2	2
Sale leaseback of AW139[1]		2			2		2
Sale leaseback of Bell 412EP1		3			3		3
Sale leaseback of EC155B1		2			2		2
Sale leaseback of S76C+					-	(2)	2
Sale leaseback of S76C+[1]		4			4		4
Sale of Bell 206L-1			(2)		(2)	(2)
Fleet at July 31, 2006	85	142	7	18	252	156	96

Fleet deployment as at July 31, 2006

Global Operations	22	88	4	18	132	91	41
European Operations	47	29	-	-	76	32	44
Heli-One	16	25	3	-	44	33	11
	85	142	7	18	252	156	96
In addition to the above transactions, an AS332L2 aircraft that had been operating under lease was purchased then immediately sold and leased back from another lessor.

[1]	These aircraft were purchased and then immediately sold and leased back.

During the first quarter, the Company incurred aircraft operating lease and related costs of $20.7 million compared to $15.4 million in the same period last year. As at July 31, 2006, there were 32 more leased aircraft compared to the same period last year. The increase of $5.3 million in lease costs was primarily due to additional leased aircraft and higher interest rates on floating and fixed rate operating leases, partially offset by the amortization of deferred gains recognized on sale-leaseback transactions and a favourable FX impact. The increase in the interest component of lease charges relates to an increase in interest rates over the same period last year and the fixing of interest rates on a number of leases during the first quarter.

The Company has entered into operating leases with third-party lessors in respect of 96 aircraft included in the Company’s fleet at July 31, 2006. 79 of these leases are long-term with expiry dates ranging from fiscal 2007 to 2015. The Company has an option to purchase these aircraft at market values or agreed amounts at the end of the majority of these long-term leases.

At July 31, 2006 the Company operated 17 aircraft under operating leases with five entities that would be considered variable interest entities (“VIEs”) under Canadian GAAP. The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements. These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2007 to 2014.

Based on appraisals by independent helicopter valuation companies as at April 30, 2006, the estimated fair market value of the aircraft leased from VIEs is $106.9 million as at July 31, 2006. The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs. The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $15.8 million as at July 31, 2006.

The future minimum lease payments required under aircraft operating leases are as follows (based on July 31, 2006 interest rates and FX rates):

2007	$67.5	million
2008	84.6	million
2009	79.0	million
2010	71.7	million
2011	63.0	million
And thereafter:	106.6	million
Total	$472.4	million

In addition to aircraft leases, the Company has approximately $5 million in annual lease commitments for land, buildings and non-aircraft equipment.

Based on independent appraisals as at April 30, 2006, and, in the case of aircraft acquired during the current fiscal year, independent appraisals as at the date of acquisition, the fair market value of the Company’s owned aircraft fleet at July 31, 2006 was US $608.5 million (CDN $688.2 million), exceeding its recorded net book value by approximately CDN $56.6 million (April 30, 2006 - $46.7 million). The increase in the appraisal surplus from April 30, 2006 is primarily attributable to the strengthening of the US dollar, the currency in which appraisals are performed, against the functional currency of the Company’s foreign subsidiaries.

As at July 31, 2006 the Company had ordered and made deposits for a number of aircraft. At July 31, 2006, the Company had committed to purchase 14 heavy and 32 medium aircraft. Where possible, the Company intends to obtain the use of these aircraft through operating leases.

Seasonality

The impact of seasonality on the Company’s revenue and net earnings is discussed under “Quarterly Information” and “Flying Revenue and Hours”. The Company’s European Operations are most affected by seasonality as flying in the North Sea is impacted somewhat by winter weather and slow downs during the holiday season.

Share Data

The number of issued and outstanding shares and stock options as at August 31, 2006 was as follows:

(000s)
Class A subordinate voting shares	36,873
Class B multiple voting shares	5,861
Ordinary shares	22,000
Stock Options	3,855

The number of Class A subordinated voting shares that would be issued upon conversion of Class B multiple voting shares, share options and convertible debt as at August 31, 2006 remained unchanged from July 31, 2006 as detailed in Note 8 to the unaudited consolidated interim financial statements to which this MD&A relates.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent liabilities as at and during the reported dates. By their nature these estimates are subject to measurement uncertainty. The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period a change occurs. The Company’s critical accounting estimates outlined in the MD&A included in the Company’s 2006 Annual Filings remain unchanged at July 31, 2006.

Accounting Policies

There have been no changes in accounting policies from the 2006 audited annual financial statements of the Company.

Related Party Transactions

1.
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three month periods ended July 31, 2006 and 2005 are summarized as follows:

	Three Months Ended
	July 31, 2006	July 31, 2005
Revenues	$20,532	$14,198
Direct costs	$390	$38
Capital asset additions	$-	$1,434

	As at
	July 31, 2006	April 30, 2006
Net amounts receivable in respect of such revenues, direct costs
and capital asset additions	$32,405	$21,878

2.
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company's senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (Three months ended July 31, 2005 - $0.2 million), including amortization of the above noted discount, was recorded on the loan during the three months ended July 31, 2006.

Tax Contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could have a material impact on the Company’s results of operations.

Quarterly Information

The table below provides a summary of the Company’s revenue, net earnings (loss) from continuing operations, net earnings (loss), total assets, total long-term financial liabilities, cash dividends per share, net earnings (loss) per share from continuing operations and net earnings (loss) per share for each of the eight most recent quarters. All information has been restated for various restatements and adjustments as outlined in Notes 3 and 4 to the Company’s fiscal 2006 audited consolidated financial statements and Note 2 to the unaudited consolidated interim financial statements enclosed.

Period	Revenue	Net earnings (loss) from continuing operations	Net earnings (loss	Total assets	Total long-term liabilities	Cash dividends per share declared	Net earnings (loss) per share from continuing operations		Net earnings (loss) per share
	(in millions of Canadian dollars)						Basic	Diluted	Basic	Diluted
Q2-2005	$241.9	(0.7)	(0.7)	1,512.8	855.0	0.30	(0.02)	(0.01)	(0.02)	(0.01)
Q3-2005	$242.3	14.9	22.5	1,624.5	924.2	-	0.35	0.32	0.54	0.49
Q4-2005	$242.2	14.1	17.2	1,686.7	934.4	-	0.34	0.31	0.41	0.38
Q1-2006	$247.0	19.2	19.2	1,669.8	975.2	-	0.46	0.42	0.46	0.42
Q2-2006	$256.5	39.2	39.2	1,675.1	939.1	0.40	0.93	0.85	0.93	0.85
Q3-2006	$257.4	21.5	21.5	1,685.6	945.8	-	0.51	0.47	0.51	0.47
Q4-2006	$250.6	10.8	10.8	1,678.3	911.7	-	0.26	0.23	0.26	0.23
Q1-2007	$266.1	8.8	8.8	1,838.2	1,043.4	-	0.21	0.19	0.21	0.19

There is some impact of seasonality in the quarterly results in the foregoing table. The seasonal variations are due primarily to variations in the activity levels of the Company’s oil and gas industry customers’ exploration and development activities.

Foreign exchange has had a significant impact on quarterly revenue levels on a year-over-year basis. Quarterly revenues in fiscal 2006, in comparison to quarterly revenues for fiscal 2005, have been impacted by foreign exchange in the following amounts: Q1-$(23.8) million, Q2-$(23.4) million, Q3-$(23.1) million and Q4-$(28.1) million for a total negative FX impact of $98.4 million.

Quarterly revenue, net earnings from continuing operations and net earnings (loss) in the table above were impacted by the following significant items that affect their comparability (not all variances are listed, including variances from restructuring and debt settlement costs):

1.	In Q2 of fiscal 2005, the Company incurred a tax asset adjustment of $4.2 million relating to a tax rate reduction in the Netherlands.

2.	In Q2 of fiscal 2005, the Company recorded a fair value adjustment for Composites of $14.3 million.

3.
In Q3 of fiscal 2005 the Company recorded a net-of-tax gain on the sale of Schreiner Aircraft Maintenance B.V. (“SAMCO”) and Schreiner Canada Ltd. (“Schreiner Canada”) of $7.5 million included in discontinued operations. The remaining $1.1 million net-of-tax gain on the sale of SAMCO and Schreiner Canada was recorded in Q4 of fiscal 2005.

4.	Results for Q2 of fiscal 2006 included a pre-tax gain of $21.8 million for the sale of the Company’s remaining interest in Canadian Helicopters Limited and other long-term investments.

5.	Results for Q3 of fiscal 2006 included a pre-tax gain of $15.7 million for the sale of the Company’s equity interest in Inversiones Aereas S.L.

Summary Financial Data - US Dollars

Certain summary financial data from the July 31, 2006 unaudited consolidated interim financial statements have been translated into US dollars. This translation is included solely as supplemental information for the convenience of the reader. The data has been translated at the exchange rate at July 31, 2006 of $1.1309 = US $1.00.

Financial Highlights
(in millions of U.S. dollars, except per share amounts)
	Three Months Ended July 31, 2006	Year Ended April 30, 2006
Revenue	$235.3	$894.4
Operating income	25.4	98.6
Net earnings	7.8	80.2

Per Share Information
Basic
Net earnings	0.19	1.91
Diluted
Net earnings	0.17	1.74

CHC Helicopter Corporation
Consolidated Balance Sheets
Unaudited
(in thousands of Canadian dollars)
Incorporated under the laws of Canada

	As at
	July 31, 2006	April 30, 2006

Assets
Current assets
Cash and cash equivalents	$34,195	$26,331
Receivables	270,777	241,593
Future income tax assets	26,911	26,859
Inventory	92,590	92,522
Prepaid expenses	13,220	10,729
	437,693	398,034
Property and equipment, net	1,052,816	926,084
Investments	7,122	5,422
Intangible assets	5,311	4,806
Goodwill	8,039	7,803
Other assets	287,383	296,352
Future income tax assets	39,873	39,848
	$1,838,237	$1,678,349
Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$228,417	$221,861
Deferred revenue	2,525	2,608
Dividends payable	4,281	8,548
Income taxes payable	12,369	8,361
Future income tax liabilities	8,896	8,852
Current portion of debt obligations	26,227	25,694
	282,715	275,924
Long-term debt	271,929	151,139
Senior subordinated notes	452,360	448,120
Other liabilities	140,575	132,431
Future income tax liabilities	178,551	180,001
Shareholders’ equity	512,107	490,734
	$1,838,237	$1,678,349
See accompanying notes
Guarantees (Note 11) and Tax contingencies (Note 12)

CHC Helicopter Corporation
Consolidated Statements of Earnings
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended
	July 31, 2006	July 31, 2005 (Restated Note 2)

Revenue	$266,129	$247,034
Direct costs	(214,542)	(188,592)
General and administration costs	(10,378)	(6,177)
Amortization	(14,661)	(14,393)
Restructuring (costs) recovery (Note 5)	2,050	(3,736)
Gain on disposal of assets	141	169
Operating income	28,739	34,305
Financing charges (Note 6)	(16,635)	(12,173)
Earnings from operations before income taxes and
undernoted items	12,104	22,132
Equity earnings of associated companies and non-controlling interest	211	3,177
Income tax provision	(3,485)	(6,083)
Net earnings	$8,830	$19,226

Earnings per share (Note 8)
Basic
Net earnings	0.21	0.46
Diluted
Net earnings	0.19	0.42

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Shareholders’ Equity
Unaudited
(in thousands of Canadian dollars, except per share amounts)

	Three Months Ended
	July 31, 2006	July 31, 2005 (Restated Note 2)
Retained earnings, beginning of period	$312,481	$238,854
Net earnings	8,830	19,226
Retained earnings, end of period	321,311	258,080
Capital stock (Note 7)	240,308	239,525
Contributed surplus	4,685	3,446
Foreign currency translation adjustment	(54,197)	(50,326)
Total shareholders’ equity	$512,107	$450,725

See accompanying notes

CHC Helicopter Corporation
Consolidated Statements of Cash Flows
Unaudited
(in thousands of Canadian dollars)
	Three Months Ended
	July 31, 2006	July 31, 2005 (Restated Note 2)
Operating activities
Net earnings	$8,830	$19,226
Non-operating items and items not involving cash:
Amortization	14,661	14,393
Gain on disposals of assets and long-term investments	(141)	(169)
Equity earnings of associated companies	(211)	(3,180)
Future income taxes	1,083	4,771
Defined benefit pension plans	2,155	4,486
Amortization of contract credits and deferred gains	(3,684)	(4,676)
Amortization of advance aircraft rental payments	727	388
Other	960	4,731
	24,380	39,970
Change in non-cash working capital	(28,001)	(55,806)
Cash flow from operations	(3,621)	(15,836)
Financing activities
Long-term debt proceeds	165,058	85,431
Long-term debt repayments	(48,538)	(6,719)
Dividends paid	(4,267)	(3,203)
Capital stock issued	156	55
Other	(348)	-
	112,061	75,564
Investing activities
Property and equipment additions	(202,221)	(34,213)
Helicopter major inspections	(12,958)	(1,028)
Proceeds from disposal of assets and long-term investments	132,620	17
Aircraft deposits	(4,885)	(41,227)
Restricted cash	3,067	(1,336)
Investments in associated companies	(1,426)	-
Prepaid aircraft rental	(9,619)	-
Aircraft operating lease junior loans and loans receivable	(14,446)	-
Deferred gains on sale-leasebacks of aircraft	9,753	-
Other	(1,400)	2,753
	(101,515)	(75,034)
Effect of exchange rate changes on cash and cash equivalents	939	(2,280)
Change in cash and cash equivalents during the period	7,864	(17,586)
Cash and cash equivalents, beginning of period	26,331	51,391
Cash and cash equivalents, end of period	$34,195	$33,805

See accompanying notes

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

1.	Basis of presentation

These unaudited interim consolidated financial statements ("financial statements") include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”). These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") applicable to interim consolidated financial statements and are in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) except as described in Note 13. The disclosures in these interim financial statements do not meet all disclosure requirements of GAAP for annual financial statements and should be read in conjunction with the Company’s 2006 audited annual consolidated financial statements.

These financial statements follow the same accounting policies as the annual financial statements of the Company.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements. Such adjustments are of a normal and recurring nature. Financial results for the three months ended July 31, 2006 are not necessarily indicative of financial results for the full year.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. The most significant changes are as a result of certain restatements as outlined in Note 2.

2.	Prior period restatements

a)	Maintenance, classification and amortization of major components, spares and repairable parts

In fiscal 2006, the Company reviewed its accounting policies and their application relating to the maintenance, classification and amortization of major components, spares and repairable parts. As a result of this review, which identified the requirement to record additional amortization on these assets and other matters, the following restatements were implemented retroactively:

i)
Maintenance, repair and overhaul costs incurred on major components previously accounted for using the built-in overhaul method (owned aircraft) and the accrual method (leased aircraft) are now expensed as incurred using the direct expense method of accounting for both owned and leased aircraft.

ii)	Repairable parts are now classified entirely as capital assets and amortized over their estimated useful lives.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Prior period restatements (cont’d)

The Company believes the direct expense method is preferable because it eliminates the judgement and estimations needed to determine capital versus expense allocations of maintenance activities; it results in a consistent accounting policy for maintenance of both owned and leased aircraft major components; it is the predominant method used in the North American aviation industry, particularly among companies with large fleets of aircraft; and it better aligns the Company’s policies with emerging guidance for the US aviation industry.

The impact of these changes on reported prior period financial statements is as follows:

Consolidated Statements of Earnings
Three Months Ended
July 31, 2005

Direct costs	$8,246
Amortization	(5,770)
Operating income	2,476
Income tax provision	(716)
Net earnings	$1,760

Earnings per share
Basic
Net earnings	$0.04
Diluted
Net earnings	0.04

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

2.	Prior period restatements (cont’d)

b)	Payroll taxes

In fiscal 2006, the Company restated certain previously issued financial information to record additional payroll taxes and related penalties, interest and other costs associated with activities in various foreign jurisdictions. The impact on reported prior period financial statements is as follows:

Consolidated Statements of Earnings
Three Months Ended
July 31, 2005

Direct costs	$(1,120)
Operating income	(1,120)
Financing charges	(132)
Income tax recovery	464
Net earnings (loss)	$(788)

Earnings per share
Basic
Net earnings (loss)	$(0.02)
Diluted
Net earnings (loss)	(0.02)

c)	Reimbursables

Prior periods have been restated to conform to the current period's classification of certain fuel, landing fees and other costs recovered from customers as revenue rather than as cost reductions. As a result, revenue and direct costs have increased by $12.7 million in the three months ended July 31, 2005. This reclassification has had no impact on operating income, net earnings, retained earnings, or earnings per share.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information

The Company operates under the following segments:

•	Global Operations,
•	European Operations,
•	Heli-One, and
•	Corporate and Other.

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure. The Company has provided information on segment revenues, segment EBITDAR2 and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance. Transactions between operating segments are at standard industry rates.

	Three Months Ended July 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$91,847	$132,894	$41,291	$97	$-	$266,129
Inter-segment revenues	188	1,358	95,852	293	(97,691)	-
Total revenue	92,035	134,252	137,143	390	(97,691)	266,129
Direct costs[1]	(62,019)	(111,447)	(76,223)	-	55,858	(193,831)
General and administration costs	-	-	-	(10,378)	-	(10,378)
Segment EBITDAR[2]	30,016	22,805	60,920	(9,988)	(41,833)	61,920
Aircraft lease and associated costs[1]
- Internal	(21,102)	(20,530)	(201)	-	41,833	-
- External	(1,748)	(1,232)	(17,731)	-	-	(20,711)
Segment EBITDA[3]	7,166	1,043	42,988	(9,988)	-	41,209
Amortization	(495)	(1,251)	(12,671)	(244)	-	(14,661)
Restructuring (costs) recovery	-	-	800	1,250	-	2,050
Gain (loss) on disposal of assets	-	(95)	229	7	-	141
Operating income (loss)	$6,671	$(303)	$31,346	$(8,975)	$-	28,739
Financing charges						(16,635)
Earnings from continuing operations before income taxes and undernoted items						12,104
Equity earnings of associated companies						211
Income tax provision						(3,485)
Net earnings						$8,830

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

3.	Segment information (cont’d)

	Three Months Ended July 31, 2005 (Restated Note 2)
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Inter-segment eliminations	Consolidated
Revenue from external customers	$75,956	$133,594	$37,430	$54	$-	$247,034
Inter-segment revenues	319	2,102	88,980	91	(91,492)	-
Total revenue	76,275	135,696	126,410	145	(91,492)	247,034
Direct costs[1]	(55,924)	(108,784)	(63,623)	-	55,138	(173,193)
General and administration costs	-	-	-	(6,177)	-	(6,177)
Segment EBITDAR[2]	20,351	26,912	62,787	(6,032)	(36,354)	67,664
Aircraft lease and associated costs[1]
- Internal	(17,754)	(17,870)	(730)	-	36,354	-
- External	(1,817)	(239)	(13,343)	-	-	(15,399)
Segment EBITDA[3]	780	8,803	48,714	(6,032)	-	52,265
Amortization	(930)	(1,345)	(11,825)	(293)	-	(14,393)
Restructuring costs	(443)	(345)	(990)	(1,958)	-	(3,736)
Gain on disposal of assets	(11)	1	189	(10)	-	169
Operating income (loss)	$(604)	$7,114	$36,088	$(8,293)	$-	34,305
Financing charges						(12,173)
Earnings from operations before income taxes and undernoted items						22,132
Non-controlling interest						(3)
Equity earnings of associated companies						3,180
Income tax provision						(6,083)
Net earnings						$19,226

	July 31, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets	$161,475	$207,255	$1,275,567	$193,940	$1,838,237

	April 30, 2006
	Global Operations[4]	European Operations[5]	Heli-One[6]	Corporate and Other[7]	Consolidated
Segment assets	$167,268	$235,158	$1,116,370	$159,553	$1,678,349

Notes:
1.	Direct costs in this note exclude aircraft lease and associated costs. In the consolidated income statement these costs are combined.
2.	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.
3.	Segment EBITDA is defined as operating income before amortization, restructuring costs (recovery) and gain (loss) on disposals of assets.
4.	Global Operations - includes flying operations in Australia, Africa, the Middle East, the Americas and Asia.
5.	European Operations - includes flying operations in the UK, the Netherlands, Norway, Ireland and Denmark, as well as emergency medical services and search and rescue services throughout Europe.
6.
Heli-One - includes helicopter lease and repair and overhaul operations based in Norway, the UK, and Canada, the survival suit and safety equipment supply and manufacturing businesses and CHC Composites Inc.

7.	Corporate and Other - includes corporate office costs in various jurisdictions.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

4.	Employee pension plans

The Company’s net defined benefit pension plan expense was as follows:
	Three Months Ended
	July 31, 2006	July 31, 2005
Current service cost	$4,295	$4,784
Interest cost	6,907	7,473
Expected return on plan assets	(7,425)	(7,209)
Amortization of net actuarial and experience losses	2,085	2,512
Amortization of prior service costs	35	(6)
Amortization of transition amounts	12	12
Participation contributions	(515)	(667)
Total	$5,394	$6,899

5.	Restructuring costs

During the three months ended July 31, 2006, the Company reversed $2.1 million of previously expensed restructuring costs as the liability was determined no longer necessary. During the three months ended July 31, 2005, the Company expensed restructuring costs of $3.7 million in connection with restructuring activities. Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the three months ended July 31, 2006:

Three Months Ended July 31, 2006
Restructuring costs accrued, beginning of period	$5,876
Expensed (recovered) during the period	(2,050)
Restructuring costs paid during the period	(1,436)
Restructuring costs accrued, end of period	$2,390

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

6.	Financing charges

	Three Months Ended
	July 31, 2006	July 31, 2005
Interest on debt obligations	$12,329	$10,825
Amortization of deferred financing costs	343	617
Foreign exchange losses	2,629	584
Release of currency translation adjustment[1]	1,455	-
Other interest and expenses	(121)	147
Total	$16,635	$12,173

[1]
During the three months ended July 31, 2006, the Company settled $15.1 million of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

7.	Capital stock

	Number of Shares		Consideration
	000s		000s
	As at		As at
	July 31, 2006	April 30, 2006	July 31, 2006	April 30, 2006
Issued:
Class A subordinate voting shares	36,870	36,860	$223,397	$223,241
Class B multiple voting shares	5,861	5,861	18,413	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting shares
Employee purchase loans			(1,502)	(1,502)
			$240,308	$240,152

Class A subordinate voting
shares that would be issued upon conversion of the following:
Class B multiple voting shares	5,861	5,861
Share options	3,855	3,819
Convertible debt	1,379	1,379

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

8.	Per share information

	Three Months Ended July 31, 2006
	Net earnings	Weighted average number of shares (000s)	Net earnings per share
	$8,830	42,726
Shares as security for Class A subordinate voting share employee purchase loans		(715)
Basic	8,830	42,011	$0.21

Effect of potentially dilutive securities:

Share options		2,118
Convertible debt	99	1,379

Shares as security for Class A subordinate voting share employee purchase loans		715
Diluted	$8,929	46,223	$0.19

	Three Months Ended July 31, 2005
	Net earnings	Weighted average number of shares (000s)	Net earnings per share
	$19,226	42,701
Shares as security for Class A subordinate voting share employee purchase loans		(729)
Basic	19,226	41,972	$0.46

Effect of potentially dilutive securities:

Share options		2,042
Convertible debt	97	1,379
Shares as security for Class A subordinate voting share employee purchase loans		729
Diluted	$19,323	46,122	$0.42

There were 22 million ordinary shares outstanding at July 31, 2006 and at April 30, 2006, all of which are owned by the Company’s majority shareholder. The payment of dividends on these ordinary shares requires minority shareholder approval, which has never been requested or granted. The shares have no conversion rights. Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

9.	Related party transactions

a)
In the course of its regular business activities, the Company enters into routine transactions with parties subject to significant influence by the Company (most significantly Aero Contractors of Nigeria) and, as well, parties affiliated with the controlling shareholder. These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties. Transactions with related parties for the three month periods ended July 31, 2006 and 2005 are summarized as follows:

	Three Months Ended
	July 31, 2006	July 31, 2005
Revenues	$20,532	$14,198
Direct costs	$390	$38
Capital asset additions	$-	$1,434

	As at
	July 31, 2006	April 30, 2006
Net amounts receivable in respect of such revenues, direct costs and capital asset additions	$32,405	$21,878

b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million. This loan is subordinated to the Company’s senior credit facilities and its senior subordinated notes. The loan is convertible into Class A subordinate voting shares at $3.63 per share. The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus. The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan. Interest expense of $0.2 million (Three months ended July 31, 2005 - $0.2 million), including amortization of the above noted discount, was recorded on the loan during the three months ended July 31, 2006.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

10.	Supplementary cash flow information

Cash interest paid and cash taxes paid are as follows:

	Three Months Ended
	July 31, 2006	July 31, 2005
Cash interest paid	$21,151	$14,676
Cash taxes paid	$3,156	$1,940

11.	Guarantees

The Company has provided guarantees to certain lessors in respect of operating leases. If the Company fails to meet the senior credit facilities’ financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts. If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases. The leases have terms expiring between fiscal 2007 and 2015. The Company’s exposure under asset value guarantees and guarantees in the form of junior loans, loans receivable and deferred payments was approximately $71.8 million at July 31, 2006 compared to $60.8 million at April 30, 2006. The resale market for the aircraft types for which the Company has provided guarantees remains strong and, as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

12.	Tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments. When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments. These adjustments could have a material impact on the Company’s results of operations.

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Reconciliation to accounting principles generally accepted in the United States

In certain respects, Canadian GAAP differs from US GAAP. If US GAAP were employed, the consolidated statements of earnings for the periods indicated would be adjusted as follows:
	Three Months Ended
	July 31, 2006	July 31, 2005 (Restated Note 2)
Net earnings according to Canadian GAAP	$8,830	$19,226
Pre-operating expenses	169	1,187
Tax impact of pre-operating expenses	(120)	(398)
Unrealized gain (loss) on ineffective hedges	(6,513)	23,378
Tax impact of unrealized gain on ineffective hedges	1,129	(4,063)
Amortization of guarantees recognized	(480)	(202)
Tax impact of amortization of guarantees recognized	143	55
Proportionate foreign currency translation loss due to partial
reduction in subsidiary net investment	1,455	-
Tax impact of CTA loss	(496)	-
Other, net of tax	60	66
Net earnings according to U.S. GAAP	4,177	39,249
Other comprehensive earnings
Foreign currency translation	14,980	(50,770)
Foreign currency cash flow hedges
Unrealized holding gains arising during the period	(843)	3,632
Less: reclassification adjustment for gains included in
net earnings	(1,239)	(481)
Tax impact of foreign currency cash flow hedges	761	(1,151)
Other, net of tax	-	381
Comprehensive earnings according to U.S. GAAP	$17,836	$(9,140)

Net earnings per share according to U.S. GAAP
Basic	$0.10	$0.94
Diluted	$0.09	$0.85

CHC Helicopter Corporation
Notes to the Unaudited Consolidated Interim Financial Statements
(Unaudited)
For the periods ended July 31, 2006 and 2005
(Unless otherwise indicated, tabular amounts in thousands of Canadian dollars, except per share amounts)

13.	Reconciliation to accounting principles generally accepted in the United States (cont’d)

The consolidated balance sheet would vary in some respects when restated for U.S. GAAP purposes. The most significant variances pertaining to the July 31, 2006 balance sheet are listed below:

•	Current assets would increase by $1.9 million to record the current prepaid portion of asset value guarantees and the fair value impact of forward foreign currency contracts.

•	Property and equipment would increase by $1.3 million to record acquisition and amortization differences.

•	Future income tax assets would increase by $12.3 million to tax-effect adjustments to net earnings and comprehensive earnings under U.S. GAAP.

•	Other assets would decrease by $12.1 million to recognize minimum pension liability adjustment and the pre-operating costs adjustment, offset by the prepaid portion of asset value guarantees.

•	Current liabilities would decrease by $2.3 million to recognize the fair value impact of the foreign currency contracts.

•	Future income tax liabilities would decrease by $6.6 million to tax-effect adjustments to net earnings and comprehensive income under U.S. GAAP.

•
Other liabilities would increase by $52.1 million to recognize the minimum pension liability adjustment, foreign currency translation adjustments related to hedged long-term debt and currency swaps recorded in comprehensive earnings, asset value guarantees, and foreign currency indemnity agreements.

•	Long-term debt would increase by $0.3 million to record the full proceeds received from the issuance of convertible debt and contributed surplus would decrease by $1.0 million.

•
Foreign currency translation adjustment would be eliminated and accumulated other comprehensive losses would be recorded at $122.4 million under U.S. GAAP for foreign currency translation, minimum pension liability and foreign currency cash flow hedges.